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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 20, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F
              -------                                             -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No
            -------                                               -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


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FOR IMMEDIATE RELEASE

CONTACT:
LARRY DE'ATH                                   MARTIN ROME
VP, INVESTOR RELATIONS                                  VP, CORPORATE
COMMUNICATIONS
(301) 838 5228                                 (301) 838 5456
Larry.Death@merant.com                         Martin.Rome@merant.com

                MERANT ACQUIRES ENTERPRISE DIVISION OF NETOBJECTS
  First Offering of Application and Web Content Management from Single Provider

WWW.MERANT.COM -- FEBRUARY 20, 2001 -- MERANT (NNM: MRNT; LSE: MRN), a global leader in e-business software, today announced it has completed the acquisition of the Enterprise Division of NetObjects (NNM: NETO), an IBM affiliate, for $18 million.

With this acquisition, MERANT becomes the first company to offer scalable, enterprise-strength, software configuration and Web content management from a single source. "NetObjects Collage has been an integral part of our e-business strategy," said Tyler Crockett, e-business manager, Hitachi Semiconductor America Inc. "I am delighted to see a company with the technical resources and expertise of MERANT commit to taking this product to the next level. When MERANT brings the management of code and content together, it will provide added functionality that is essential to moving into the e-business age."

The growth of this market is being fueled by the rapid increase in the number and size of Internet, intranet, extranet and e-commerce sites and the unique Web site creation and management challenges involved in creating and managing those sites. "Our Global 2000 clients have found that lack of integrated Web content and code management undercuts their ability to leverage e-business initiatives," said Melinda-Carol Ballou, senior research analyst at META Group, a research firm with offices in Westborough, Mass. "MERANT and competitors in this space are targeting better coordination across those areas with partnerships and acquisitions. If MERANT can deliver on the potential of this NetObjects acquisition, organizations will find opportunities to better manage and take advantage of e-business implementations for increased return on investment."

MERANT will immediately rename its product PVCS Web Content Manager, and has promised a new release later this year. "We have already identified a number of areas where combining the capabilities of PVCS Web Content Manager with our other PVCS products like Version Manager and Dimensions will have tremendous benefits for our customers," said Andrew Weiss, senior vice president and CTO of MERANT.


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"As of today, we have finished combining the two teams working on this effort.
Everyone is tremendously excited about the possibilities ahead. When the next version of PVCS Web Content Manager is released, it will already show evidence of the benefits of the collaboration, and there is much more to come."

IBM, a substantial owner of NetObjects, will be making a limited equity investment in MERANT on the open market to demonstrate its commitment to MERANT. Approximately 35 employees of the Enterprise Division of NetObjects will be relocated to MERANT's existing offices in Mountain View, California.

"Our use of the Internet and the complexity of our Internet applications are growing every day," said Erik Steensen senior Internet engineer of AllFirst Bank. "We are looking forward to being able to manage our Web content and our Web applications with a truly integrated product from a single vendor."

MERANT is a leading global e-business software solutions company. More than 5 million professionals use MERANT technology solutions at 60,000 customer sites, including the entire Fortune 100 and the majority of the Global 500. MERANT provides Egility solutions, which combine expertise, market-leading technology, best practices and an extensive network of partners, to help companies develop, integrate, transform and manage e-business applications. For additional information, visit www.merant.com.

                                      # # #

MERANT, MERANT PVCS, MERANT PVCS Web Content Manager and Egility are trademarks of MERANT. All other trademarks contained in this announcement are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements, including statements regarding MERANT's plans to enhance its Web content management product and to offer an integrated application management and Web content management product. Such statements are subject to inherent risks and uncertainties including specifically the risk that such enhancements and integration may be more difficult than planned, and the risk that MERANT may not bring these products to market in a timely way or at all. Further information on potential risk factors is included in MERANT's Annual Report on Form 20-F for the year ended April 30, 2000, and Quarterly Report on Form 6-K for the quarter ended July 31, 2000, each as submitted to the SEC and as may be updated and amended with future filings or submissions. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this announcement that may reflect events or circumstances occurring after the date of this announcement.


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SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  February 20, 2001                By: /s/ Leo Millstein
                                 --------------------------------------
                                      Leo Millstein
                                      Vice President & General Counsel